Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

May 21, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Mr. John Grzeskiewicz

Re:	Nuveen Municipal High Income Opportunity Fund 2; File Nos. 333-166771 and 811-22123
Initial N-2

Dear Mr. Grzeskiewicz:

On behalf of our client, Nuveen Municipal High Income Opportunity Fund 2 (the “Fund”), we have filed under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, an initial registration statement on Form N-2 (the “Registration Statement”). This filing was made to register additional shares of the Fund in a shelf offering. In addition, language was added to reflect the new Trustee disclosure as required by the new Proxy Disclosure Enhancements, Release Nos. 33-9089, 34-61175 and IC-29092. We sent you a blacklined version showing the changes on May 17, 2010.

In Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management of the Securities and Exchange Commission (“SEC”) announced review procedures for investment companies providing for expedited or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requested that information be furnished to the staff concerning the extent to which the current filing contains disclosure information that is similar to information contained within filings of the same complex that previously were reviewed by the Commission staff.

Other than the disclosures relating to the changes discussed above, the Registration Statement is substantially identical to that in the Fund’s Post-Effective Amendment No. 1 (“PEA No. 1”), filed with

U.S. Securities and Exchange Commission

May 21, 2010

the Commission on February 12, 2010 and as subsequently reviewed by the Commission staff. PEA No. 1 was filed to update the Fund’s financials, but a decision was subsequently made to register new shares with an initial registration statement instead. As counsel to the Trust, we hereby request, in reliance upon the Release, the Fund’s Registration Statement receive selective review by the Commission and its staff because of its substantial similarity to the disclosure contained in PEA No. 1.

After the Registration Statement is declared effective, we will file a request to withdraw PEA No. 1.

If you have any questions regarding this Registration Statement, please feel free to contact me at (202) 739-5254.

Very truly yours,

/s/ Trina C. Winkelmann

Trina C. Winkelmann

cc:	Kevin McCarthy
Mark Winget
Thomas Harman
Monica Parry